UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BRIGHTSPIRE CAPITAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

19625T 101

(CUSIP Number)

DigitalBridge Group, Inc.

Attention: Ronald M. Sanders, Esq.

750 Park of Commerce Drive, Suite 210

Boca Raton, FL 33487

(561) 570-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 38,527,990(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,527,990(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,527,990(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 29.0%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

This amount includes (i) 35,452,367 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons DIGITALBRIDGE OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 38,527,990 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,527,990 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,527,990 (1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 29.0%(2)
14	Type of Reporting Person (See Instructions) OO

(1)

This amount includes (i) 35,452,367 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,537,045(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,537,045(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,045(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.6%(2)
14	Type of Reporting Person (See Instructions) OO

(1)

This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF RED REIT CORP.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,075,623(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,075,623(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,623(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

This amount includes 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 79,001(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,001(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,001(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(2)
14	Type of Reporting Person (See Instructions) IA

(1)	This amount includes 79,001 shares of the Issuer’s Class A Common Stock.
(2)

The calculation of the percentage is based on 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021.

Explanatory Note

This Amendment No. 7 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC) (“DBRG OC”), and DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) (“DigitalBridge”) on December 13, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by RED REIT, NRF Holdco, DBRG OC, DigitalBridge and CLNC Manager, LLC (“Manager”, and collectively with RED REIT, NRF Holdco, DBRG OC, and DigitalBridge, the “Reporting Persons”) on November 7, 2019, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on February 27, 2020, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 1, 2020, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on March 4, 2021, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on April 6, 2021 and Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on May 4, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to amend Items 4, 5 and 6, as set forth below. Other than as described herein, there have been no changes in the number of shares of the outstanding Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Common Stock”) that may be deemed to be beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more members of the board of directors of the Issuer and other management members of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions (including M&A opportunities available to the Issuer), assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer, the Issuer’s management team and such other matters as the Reporting Persons may deem relevant to its investment in Class A Common Stock. The Reporting Persons intend to review their investment in Class A Common Stock and the Issuer on a continuing basis and may, from time to time and at any time in the future, depending on various factors, including without limitation, the Issuer’s performance, financial condition, strategic direction and prospects, actions taken by the board of directors of the Issuer, the market for Class A Common Stock, other opportunities available to the Reporting Persons, general economic and industry conditions, stock market conditions and other factors, and subject to the terms of the Stockholders Agreement (as defined in Item 6 of the Schedule 13D), take such actions with respect to the investment in Class A Common Stock and the Issuer as they deem appropriate, including without limitation (i) disposing of any or all of the Class A Common Stock held by the Reporting Persons in the open market or in privately-negotiated transactions, (ii) making additional purchases of Class A Common Stock either in the open market or in privately-negotiated transactions, or (iii) entering into derivative transactions with respect to Class A Common Stock.

On August 10, 2021, DBRG OC entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which DBRG OC agreed to offer and sell an aggregate of 9,487,500 shares of Class A Common Stock, which included 1,237,500 shares of Class A Common Stock pursuant to an option granted to the Underwriters to purchase additional shares of Class A Common Stock (such offering, the “Selling Stockholder Offering”). Also on August 10, 2021, in connection with the execution of the Underwriting Agreement, each of the Reporting Persons entered into a lock-up agreement under which each Reporting Person agreed not to sell any shares of Class A Common Stock for 60 days after the date of the Underwriting Agreement, subject to certain exceptions. The sale of shares of Class A Common Stock in the Selling Stockholder Offering closed on August 13, 2021. The Selling Stockholder Offering was made pursuant to the Issuer’s Registration Statement on Form S-3 (File No. 333-234181), as supplemented by a prospectus supplement dated August 10, 2021. The foregoing description of the Underwriting Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement and form of lock-up agreement, which have been filed as Exhibits 99.1 and 99.2, respectively, hereto and are incorporated herein by reference.

Except as set forth in this Item 4 or Item 6, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)		Percentage of Outstanding Shares
DigitalBridge	38,527,990	(2)	29.0	%(4)
NRF Holdco	3,537,045	(3)	2.6	%(4)
RED REIT	3,075,623	(3)	2.3	%(4)
DBRG OC	38,527,990	(2)	29.0	%(4)
Manager	79,001		0.1	%(5)

(1)

The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2)

Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 461,422 shares of Class A Common Stock held by NRF Holdco, (ii) 34,911,944 shares of Class A Common Stock held by DBRG OC, (iii) 79,001 shares of Class A Common Stock held by Manager, and (iv) 3,075,623 shares of Class A Common Stock issuable upon the redemption of 3,075,623 OP Units held by RED REIT.

(3)	Pursuant to Rule 13d-3(d) under the Act, this amount includes 3,075,623 shares of Class A Common Stock issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(4)

The calculation of the percentage is based on the sum of (i) 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021, and (ii) the shares of Class A Common Stock issuable upon the redemption of OP Units beneficially owned by the Reporting Person, which have been added to the total shares outstanding amount in accordance with Rule 13d-3(d)(1)(i) under the Act.

(5)

The calculation of the percentage is based on 129,759,132 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 6, 2021, as reported in the Issuer’s prospectus supplement dated August 10, 2021 and filed with the SEC on August 12, 2021.

(c) Other than as set forth in Item 4 and Item 5 of this Amendment, there have been no transactions with respect to shares of Class A Common Stock during the sixty days prior to the date hereof by any Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On April 30, 2021 (the “Effective Date”), in connection with the closing of the previously announced internalization of the management of the Issuer (the “Internalization”), the Issuer and DBRG OC entered into an amended and restated stockholders agreement of the Issuer (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, for so long as DBRG OC and certain of its affiliates beneficially own at least 10% of the outstanding shares of stock of the Issuer, DBRG OC and its affiliates are obligated to vote their shares in favor of the director nominees recommended by the board of directors of the Issuer (the “Issuer Board”), against any director nominees not recommended by the Issuer Board and against removal of any then-incumbent directors of the Issuer Board, in each case at any meeting of the Issuer’s stockholders that occurs prior to the 2023 annual meeting of the Issuer’s stockholders.

In addition, until the earlier of (x) December 31, 2022 and (y) the date on which the Issuer’s stockholders are first permitted pursuant to the advance notice provisions of the Issuer’s bylaws to submit proposals to be included in the Issuer’s proxy statement relating to the 2023 annual meeting of the Issuer’s stockholders, DigitalBridge and its controlled affiliates are subject to customary standstill restrictions, including an obligation not to initiate or make stockholder proposals, nominate directors, or participate in proxy solicitations.

DBRG OC and its affiliates are also prohibited from, directly or indirectly, acquiring beneficial ownership of any outstanding equity securities of the Issuer or BrightSpire Operating Company, LLC, a Delaware limited liability company and subsidiary of the Issuer (“BRSP OC”) or any options, warrants, rights to acquire, or securities convertible into or exchangeable for, equity securities of the Issuer or BRSP OC or any voting rights in respect thereof.

The above description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

The information in Item 4 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Underwriting Agreement, dated as of August 10, 2021, by and among BrightSpire Capital, Inc., DigitalBridge Operating Company, LLC, and BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the underwriters named therein (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 13, 2021)

Exhibit 99.2	Form of Lock-Up Agreement (included as Exhibit D to the Underwriting Agreement filed as Exhibit 99.1 hereto)

Exhibit 99.3	Amended and Restated Stockholders Agreement, dated as of April 30, 2021, by and between Brightspire Capital, Inc. (f/k/a Colony Credit Real Estate, Inc.) and Digital Bridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC) (incorporated by reference to Exhibit 10.1 to DigitalBridge’s Current Report on Form 8-K filed on May 4, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 2021	CLNC MANAGER, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

NRF RED REIT CORP.

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

NRF HOLDCO, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE GROUP, INC.

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Executive Vice President, Chief Legal Officer and Secretary